UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Partner Communications Company Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.01 per share

 (Title of Class of Securities)

70211M109

 (CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70211M109	13G	Page 2 of 7 Pages
1	NAME OF REPORTING PERSONS Psagot Value Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,755,428 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,755,428 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,755,428 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 0.95% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The securities reported herein are beneficially owned by one or more of the following: (i) portfolio accounts managed by Psagot Securities Ltd., (ii) mutual funds managed by Psagot Mutual Funds Ltd. and (iii) hedge fund accounts managed by Pareto Optimum, LP and Pareto Equity, LP. Each of Psagot Securities Ltd., Psagot Mutual Funds Ltd., Pareto Optimum, LP and Pareto Equity, LP (the “Subsidiaries”) is a wholly-owned subsidiary of Psagot Value Holdings Ltd. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the portfolio accounts, members of the mutual funds or unit holders or the hedge funds, as the case may be. This Statement shall not be construed as an admission by of Psagot Value Holdings Ltd. or by any of  the Subsidiaries that it is the beneficial owner of any of the securities covered by this Statement, and each of Psagot Value Holdings Ltd. and the Subsidiaries disclaims beneficial ownership of any such securities.

 (**) Based on 184,763,570 ordinary shares outstanding as of  December 31, 2021 (as reported on Bloomberg LP).

Item 1. (a)	Name of Issuer:

Partner Communications Company Ltd.

(b)	Address of Issuer's Principal Executive Offices:

 8 Amal Street, Afeq Industrial Park, Rosh Ha'Ayin 48103, Israel.

Item 2. (a)	Name of Person Filing:

Psagot Value Holdings Ltd.

(b)	Address of Principal Business Office:

   Psagot Value Holdings Ltd.– 14 Ahad Ha’am Street, Tel Aviv 65142, Israel

(c)	Citizenship: Psagot Value Holdings Ltd. – Israel

(d)	Title of Class of Securities: Ordinary Shares, nominal value NIS 0.01 per share

(e)	CUSIP Number:

70211M109

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

The securities reported herein are beneficially owned as follows:

•	40,914 shares (representing 0.02% of the total common shares outstanding) beneficially owned by portfolio accounts managed by Psagot Securities Ltd.
•	1,678,414 shares (representing 0.91% of the total shares of common shares outstanding) beneficially owned by Psagot Mutual Funds Ltd managed by Psagot Mutual Funds Ltd.
•	36,100 shares (representing approximately 0.02% of the total common shares outstanding) beneficially owned by Pareto Optimum, LP.

Each of the Subsidiaries is a wholly-owned subsidiary of Psagot Value Holdings Ltd.

The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the portfolio accounts, members of the mutual funds, or unit owners of the hedge funds, as the case may be. This Statement shall not be construed as an admission by Psagot Value Holdings Ltd .or by any of the Subsidiaries that it is the beneficial owner of any of the securities covered by this Statement, and each of Psagot Value Holdings Ltd. and the Subsidiaries disclaims beneficial ownership of any such securities.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than 5 percent of the class of securities, check the following ⌧.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.                     Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2022

Psagot Value Holdings Ltd. /s/ Yaniv Bender ——————————— By: Yaniv Bender* Title: Authorized Signer /s/ Mor Gershgoren ——————————— By: Mor Gershgoren * Title: Financial Officer.

* Signature duly authorized by resolution of the Board of Directors.

EXHIBIT NO. Exhibit 1	DESCRIPTION Attorney's Certification dated March 3, 2022 certifying the signature authority of person(s) signing on behalf of Psagot Investment House Ltd.